Exhibit 99.2

ZenaTech Provides an Update on its Taiwan-Based Spider Vision Sensors Manufacturing Facility Supporting Manufacturing of NDAA-Compliant Drone Components to Meet US Defense Regulations

Vancouver, British Columbia, (January 29, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today provides an update on its Taiwan-based Spider Vision Sensors (SVS) facility. The 16,000 square foot manufacturing facility is currently being configured to establish National Defense Authorization Act (NDAA)-compliant production assembly lines as part of its strategic commitment to building a vertically integrated supply chain that meets the regulations and addresses increasing market demand for domestically compliant and secure drone technologies. The facility is beginning production of printed circuit boards, and the company expects to be in full operational mode within the quarter.

“Configuring our Spider Vision Sensors facility is a critical milestone that enhances control over key component parts used in ZenaDrone’s products,” said Shaun Passley, Ph.D., ZenaTech Chief Executive Officer. “With evolving regulatory demands and growing market needs for NDAA-compliant platforms, the  SVS facility strengthens our supply chain resilience, enables greater customization, and positions us for disciplined, scalable growth aligned with our long-term vision and operational roadmap. This strategic investment also empowers us to rapidly respond to increasing demand from the US  Department of War and NATO allies, while driving operational efficiency and solidifying our leadership in American made drone innovation.”

The SVS Taiwan facility has completed critical infrastructure and assembly line buildout and secured all necessary permits to ensure full regulatory compliance. Essential manufacturing equipment, including Printed Circuit Board (PCB) and Surface Mount Technology (SMT) assembly machines, have been procured and are now being installed, configured, and calibrated, with initial production capacity being dedicated to PCBs. ZenaTech has expanded its engineering and technical teams, and operational workflows and quality control procedures are being finalized.

The SVS facility is undergoing pilot production  to validate processes and ensure NDAA compliance, which requires sourcing drone parts free from restricted Chinese-made components in alignment with US government mandates. After initial production runs, the facility is expected to support the scaled production of drone components for ZenaDrone platforms—including the ZenaDrone 1000 and its IQ Series—with components manufactured in Taiwan. Final assembly of ZenaDrone solutions designated for the US Department of War will be completed at ZenaTech’s Mesa, Arizona facility, maintaining stringent quality standards and end-to-end operational oversight.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.